Mail Stop 3561

December 23, 2009

Mr. Michael F. Devine, III
Chief Financial Officer
Coach, Inc.
516 W 34th Street
New York, NY 10001

      Re: Coach, Inc.
             Form 10-K for Fiscal Year Ended June 27, 2009
             File No. 001-16153

Dear Mr. Devine:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Health Care Services